RECEIVED

2007 JUL 31 A 10: 27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 27, 2007

File No. 82－34936

Office of International Corporate F[redacted]
Division of Corporation Finance
Securities and Exchange Commissi
100 F Street, N.W.
Washington D.C.20549
U.S.A

07025617

SUPPL

Re: SUMCO CORPORATION - Rule12g3-2(b)

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, SUMCO CORPORATION (the "Company"), enclose herewith Exhibits 1 through 2, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from May 26, 2007 to June 30, 2007 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

PROCESSED
AUG 02 2007
THOMSON FINANCIAL

Yours faithfully,

SUMCO CORPORATION

By: [signature]

Name: Soichi Ishitoya

Title: General Manager

Public Relations & IR Department

Dew 8/1

List of material information made public in Japan from May 26, 2007 to June 30, 2007

	Descriptions	Information (*) Provided to
Exhibit 1.	Press Release dated May 28, 2007 with a title "Announcement of Revisions to Business Forecasts."	TSE
Exhibit 2.	Press Release dated May 28, 2007 with a title "Brief Statement of Consolidated Financial Results for and at the End of the First Quarter (ended April 30, 2007) of Fiscal Year 2007 (ending January 31, 2008)."	TSE

(*) "TSE" means Tokyo Stock Exchange.

Exhibit1

TRANSLATION

NOTICE: *The following report is an English translation of Japanese-language original*

This press release is made pursuant to the requirements under the listing rules of, and reported to the Tokyo Stock Exchange.

May 28, 2007

To whom it may concern

Corporate Name: SUMCO CORPORATION
Representative: Kenjiro Shigematsu, President
(Code No.3436, First Section of Tokyo Stock Exchange)
Contact person: Soichi Ishitoya, General Manager
Public Relations & IR Department
Tel: (03) 5444-3915

Announcement of Revisions to Business Forecasts

Please be notified that, based upon current business performance trends, the business forecasts released at the time of the announcement of financial statements on March 15, 2007 for the first half of the Fiscal Year ending January 31, 2008 (February 1,2007 - January 31, 2008) have been revised as follows:

1. Revisions to the consolidated business results forecast for the first half of the Fiscal Year ending January 31, 2008

(Unit: millions of yen)

	Net Sales	Operating Profit	Ordinary Profit	Interim Net Income
Previously Announced Forecast (A)	220,000	55,000	52,000	30,000
Presently Revised Forecast (B)	230,000	68,000	65,000	36,000
Change in Amount (B − A)	10,000	13,000	13,000	6,000
Percent Change (%)	4.5%	23.6%	25.0%	20.0%
(Reference) Results for the Previous Interim Period (ended July 31, 2006)	130,803	34,032	30,157	47,796

2. Revisions to the non-consolidated business results forecast for the first half of the Fiscal Year ending January 31, 2008

(Unit: millions of yen)

	Net Sales	Operating Profit	Ordinary Profit	Interim Net Income
Previously Announced Forecast (A)	150,000	41,000	40,000	24,000
Presently Revised Forecast (B)	155,000	50,000	49,000	29,000
Change in Amount (B − A)	5,000	9,000	9,000	5,000
Percent Change (%)	3.3%	22.0%	22.5%	20.8%
(Reference) Results for the Previous Interim Period (ended July 31, 2006)	114,973	29,728	27,242	42,749

3. Grounds for the revisions

Forecasts for both consolidated and non-consolidated business results for the first half of the Fiscal Year ending January 31, 2008 have been revised due to fact that, in addition to the business results of the current first quarter reflecting growing momentum towards increased profit in comparison with the forecast results released on March 15, 2007 for the Fiscal Year ending January 31, 2008, those for the second quarter are also expected to reach nearly the same level as the first quarter despite some remaining impact of the adjustment to the semiconductor devices inventory.

Meanwhile, in the forecast for the whole fiscal year, the second half projections have not been revised as yet. We shall continue to monitor the progress of business performance and make necessary revisions on an as-needed basis.

(Note) The above business results forecasts are the forward looking statements, based on information available to the management of the Company as of the date of announcement and on assumptions made at the date of announcement about known and unknown factors that could affect future results. Actual business results may be materially different from those expressed in the forecasts depending on the future market environment, sales trends and other factors.

Respectfully

(TRANSLATION)

This brief statements on the first quarter ended April 30 2007 is released pursuant to the requirements under the listing rules of, and reported to, the Tokyo Stock Exchange.

Brief Statement of Consolidated Financial Results for and at the End of the First Quarter (ended April 30, 2007) of Fiscal Year 2007 (ending January 31, 2008)

Forward Looking Statement

The statements and figures contained in this Brief Statement of Consolidated Financial Results for and at the end of the First Quarter (three months ended April 30, 2007) for the fiscal year ending January 31, 2008 (the "Brief Statement") with respect to SUMCO's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of SUMCO are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in SUMCO's market, semiconductor device industry and other factors which may affect the financial position and results of operations of SUMCO in future.

May 28, 2007

Company name: SUMCO CORPORATION (Code Number: 3436, Listed on: Tokyo Stock Exchange)
(URL: http://www.sumcosi.com/)
Representative: Title and name: President, Kenjiro Shigematsu
Contact person: Title and name: Public Relations & IR Department General Manager, Soichi Ishitoya
Tel: (03) 5444-3915 (Public Relations & IR Department)

1. Preparation of Quarterly Financial Information

① Application of simplified accounting methods : Yes, the substance is as follows:
- Income taxes were calculated using the annual predicted effective tax rate.

② Any changes in accounting policies from the latest fiscal year: Yes, the substance is as follows:
- Revenues and expenses of foreign subsidiaries had been converted into Japanese currency at current exchange rates on the accounting dates of respective companies but are and will be converted into Japanese currency at average market rates during the relevant fiscal periods as from the current consolidated fiscal year.
- The depreciation method has been changed in compliance with the revision of applicable laws and regulations.

③ Any changes in scope of consolidation and equity method of accounting: No

2. Summary of Results of Operations for the Three Months ended April 30, 2007
(February 1, 2007 through April 30, 2007)

(1) Financial and Operating Results (Consolidated) (Amounts smaller than a million yen are rounded down)

	Net Sales		Operating Profit		Ordinary Profit		Net Income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Q1 YTD, 2007	111,118	78.8	34,350	121.6	33,432	141.0	18,199	120.3
Q1 YTD, 2006	62,150	—	15,500	—	13,874	—	8,261	—
For the year ended January 31, 2007	319,385		84,390		75,835		72,051	

	Net Income per Share for the current quarter	Diluted Net Income per Share for the current quarter
	Yen & Sen	Yen & Sen
Q1 YTD, 2007	71.54	—
Q1 YTD, 2006	69.02	—
For the year ended January 31, 2007	597.66	—

(Notes) ① Percentages for net sales, operating profit and others indicate rates of changes from the corresponding quarter of the previous fiscal year.

② Common Stock of the Company was split in the proportion of one share to two effective on February 1, 2007.

〔Qualitative Information etc. on Business Performance (Consolidated)〕

In the current first quarter, a worsening in the business environment for the semiconductor market was a concern due to the inventory adjustment of some semiconductor devices and the significant decline in DRAM prices; however, the SUMCO group continued to record good performance thanks to the ongoing high production levels for the 200mm and larger wafers although sales of 150mm and smaller wafers were slightly down.

Especially, 300mm wafers greatly contributed to the business results for the current first quarter with a continuously high level of shipments due to persistent expansion of demand focused on the use of these wafers in memories.

Also, SUMCO TECHXIV Corporation began consolidated accounting from the fourth quarter of the Fiscal Year ended January 31, 2007 and made a contribution to business performance. Consequently, the business results for the current quarter recorded substantial increases in net sales and profit in comparison with the corresponding quarter of the previous fiscal year with net sales of 111,118 million yen, operating profit of 34,350 million yen, ordinary profit of 33,432 million yen and net profit of 18,199 million yen.

(2) Change in Financial Situation (Consolidated) (Amounts smaller than a million yen are rounded down)

	Total Asset	Net Assets	Shareholders' Equity Ratio	Net Assets per Share
	Million Yen	Million Yen	%	Yen & Sen
Q1 YTD, 2007	589,773	344,334	52.1	1,207.16
Q1 YTD, 2006	363,438	167,535	46.1	1,399.63
For the year ended January 31, 2007	578,854	327,318	50.5	2,297.90

(Note) Common Stock of the Company was split in the proportion of one share to two effective on February 1, 2007.

(3)Cash Flow (Consolidated) (Amounts smaller than a million yen are rounded down)

	Operating Activities	Investing Activities	Financing Activities	Cash and Cash Equivalent at the end of the Quarter
	Million Yen	Million Yen	Million Yen	Million Yen
Q1 YTD, 2007	33,327	Δ27,277	Δ7,671	35,377
Q1 YTD, 2006	11,071	Δ12,707	Δ2,927	25,605
For the year ended January 31, 2007	83,164	Δ101,455	24,841	37,005

[Qualitative information etc. on Change in Financial Situation (Consolidated)]

① Change in Financial Situation

Total assets at the end of the current first quarter increased by 10,919 million yen from the end of the previous fiscal year to 589,773 million yen due to increases of notes receivable and accounts receivable in line with the increase in net sales and others.

Total liabilities decreased by 6,097 million yen from the end of the previous fiscal year to 245,438 million yen due to decreases in facilities-related notes payable and accounts payable and others of 6,873 million yen.

Also, total net assets rose by 17,016 million yen from the end of the previous fiscal year to 344,334 yen and the shareholder7s equity ratio improved by 1.6 points from 50.5% at the end of the previous fiscal year to 52.1%.

② Cash Flow

Cash and cash equivalents at the end of the current first quarter declined by 1,627 million yen from the end of the previous fiscal year to 35,377 million yen. Cash flow from operating activities reached 33,327 million yen due to good business results while cash flow from investing activities was negative 27,277 million yen, resulting from capital expenditure in line with the expansion of production capacity for 300mm wafers etc. and cash flow from financing activities became negative 7,671 million yen due to expenditure for repayments of long-term borrowings and others.

[Reference]

Business Result Forecast for Fiscal Year 2007 (February 1, 2007 - January 31, 2008)

1. Interim Period (February 1, 2007 - July 31, 2007)

(1) consolidated (millions of yen)

	Net Sales	Operating Profit	Ordinary Profit	Interim Net Income
Previously Announced Forecast (A)	220,000	55,000	52,000	30,000
Presently Revised Forecast (B)	230,000	68,000	65,000	36,000
Change in Amount (B-A)	10,000	13,000	13,000	6,000
Percent Change (%)	4.5%	23.6%	25.0%	20.0%

(2) Non-consolidated (millions of yen)

	Net Sales	Operating Profit	Ordinary Profit	Interim Net Income
Previously Announced Forecast (A)	150,000	41,000	40,000	24,000
Presently Revised Forecast (B)	155,000	50,000	49,000	29,000
Change in Amount (B-A)	5,000	9,000	9,000	5,000
Percent Change (%)	3.3%	22.0%	22.5%	20.8%

2. Entire Fiscal Year (February 1, 2007 - January 31, 2008)

In the forecast for the whole fiscal year, the second half projections have not been revised as yet. We shall continue to monitor the progress of business performance and make necessary revisions on an as-needed basis.

[Qualitative Information etc. on Business Results Forecasts (Reason for Revision)]

The business results forecasts have been revised as of May 28, 2007. Please refer to "Announcement of Revisions to Business Forecasts".

* The above forecasts are prepared, based on available information as of the date of announcement of the data and actual business performance may differ significantly depending on various factors in the future.

3. Consolidated Balance Sheets etc. for the First Quarter

(1) (SUMMARY) QUARTERLY CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(millions of yen)

	April 30, 2006	April 30, 2007	January 31, 2007
(Assets)			
I Current assets	(128,434)	(223,375)	(216,598)
Cash and Time deposits	26,605	36,377	38,005
Notes and accounts receivable, trade	53,650	104,331	91,950
Inventories	42,765	69,843	65,382
Other current assets	5,413	12,824	21,260
II Fixed assets	(235,004)	(366,397)	(362,256)
Tangible fixed assets	204,824	311,509	306,711
Intangible fixed assets	19,913	38,154	38,825
Investments and other assets	10,266	16,733	16,719
Total assets	363,438	589,773	578,854
(Liabilities)			
I Current liabilities	(125,887)	(183,474)	(179,059)
Notes and accounts payable, trade	17,847	35,659	34,807
Short-term borrowings	67,505	87,382	81,372
Current portion of long-term payable for capital lease	2,612	1,166	1,161
Accounts payable for equipment	20,407	30,329	37,202
Other current liabilities	17,514	28,935	24,515
II Fixed liabilities	(69,797)	(61,964)	(72,476)
Long-term borrowings	48,754	38,227	48,187
Long-term payable for capital lease	7,727	4,853	5,528
Other long-term liabilities	13,314	18,883	18,760
Total liabilities	195,685	245,438	251,536
(Minority interests)			
Minority interests	218	–	–

(millions of yen)

	April 30, 2006	April 30, 2007	January 31, 2007
(Shareholders' Equity)			
Capital stock	82,173	－	－
Capital surplus	46,376	－	－
Retained earnings	38,317	－	－
Revaluation reserve for land	2,252	－	－
Net unrealized gain on available-for-sale securities	46	－	－
Foreign currency translation adjustments	△1,632	－	－
Treasury stock	△0	－	－
Total shareholders' equity	167,535	－	－
Total liabilities, minority interests and shareholders' equity	363,438	－	－
(Net assets)			
I Shareholder's equity			
Capital	－	114,107	114,107
Capital surplus	－	78,310	78,310
Retained earnings	－	114,134	99,115
Treasury stock	－	△2	△0
Total shareholder's equity	－	306,549	291,532
II Variance of valuation/translation etc			
Net unrealized gain on available-for-sale securities	－	37	49
Gain and losses of deferred hedge	－	△21	△103
Revaluation reserve for land	－	2,252	2,252
Foreign currency translation adjustments	－	△1,718	△1,437
Total Shareholders' equity	－	550	760
III Minority interests	－	37,234	35,025
Total net assets	－	344,334	327,318
Total liabilities and net assets	－	589,773	578,854

(2) (SUMMARY) FIRST QUATER CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

Year ended January 31, three months ended April 30, 2007 and three months ended April 30, 2006

(millions of yen)

	Three month Ended April 30, 2006	Three month Ended April 30, 2007)	Year Ended January 31, 2007
I Net Sales	62,150	111,118	319,385
II Cost of sales	40,924	66,139	204,269
Gross profit	21,226	44,979	115,115
III Selling, general and administrative expenses	5,725	10,628	30,725
Operating profit	15,500	34,350	84,390
IV Non-operating income	(182)	(304)	(638)
Interest and dividend income	68	71	209
Other	114	233	428
V Non-operating expense	(1,808)	(1,223)	(9,192)
Interest expense	753	686	3,148
Foreign-exchange loss	722	76	1,302
Other	332	460	4,742
Ordinary income	13,874	33,432	75,835
VI Extraordinary gain	—	—	—
VII Extraordinary loss	—	—	—
Income before income taxes and minority interests	13,874	33,432	75,835
Income taxes	5,565	12,370	684
Minority interests	48	2,862	3,099
Net income	8,261	18,199	72,051

(3) (SUMMARY) FIRST QUARTER CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Year ended January 31, three months ended April 30, 2007 and three months ended April 30, 2006

(millions of yen)

	Three months Ended April 30,2006	Three months Ended April 30,2007	Year Ended January 31, 2007
I Operating activities			
Income before income taxes and minority interests	13,874	33,432	75,835
Depreciation and amortization	9,014	14,671	44,150
Amortization of consolidation goodwill	234	—	1,368
Amortization of goodwill	—	558	—
Increase or decrease in notes and accounts receivable, trade(increase is shown with △)	△2,363	△12,537	△19,306
Increase or decrease in inventories (increase is shown with △)	△2,782	△4,697	△8,636
Increase or decrease in notes and accounts payable, trade(decrease is shown with △)	1,222	1,027	2,614
Other	1,904	6,783	1,858
Sub total	21,104	39,238	97,884
Interest and dividend received	69	70	211
Interest paid	△532	△629	△3,187
Income taxes paid	△9,569	△5,351	△11,744
Net cash provided by operating activities	11,071	33,327	83,164
II Investing activities			
Payments for purchase of tangible and intangible fixed assets	△12,800	△27,325	△72,217
Expenditures for acquisition of shares of subsidiaries due to change in scope of consolidation	—	—	△35,893
Other	93	47	6,656
Net cash used in investing activities	△12,707	△27,277	△101,455
III Financing activities			
Net increase or decrease in short-term borrowings (decrease is shown with △)	△20	6,212	△3,222
Proceeds from long-term borrowings	4,698	—	4,764
Repayments of long-term borrowings	△3,413	△9,954	△31,221
Repayments of long-term payable for capital lease	△1,798	△629	△3,717
Proceeds from issuance of capital stock	—	—	63,867
Payments for purchase of treasury stock	△0	△1	△0
Dividend paid	△2,393	△3,179	△5,386
Dividends paid to minority shareholders	—	△118	△241
Net cash provided by (used in) financing activities	△2,927	△7,671	24,841
IV Foreign currency translation adjustment on cash and cash equivalents	16	△6	301
V Increase or decrease in cash and cash equivalents (decrease is shown with △)	△4,547	△1,627	6,852
VI Cash and cash equivalents at beginning of period	30,152	37,005	30,152
VII Cash and cash equivalents at end of period	25,605	35,377	37,005

(4) SEGMENT INFORMATION

1. Segment Information by type of business

   In the corresponding quarter of the previous fiscal year (from February 1, 2006 to April 30, 2006) and the current quarter (from February 1, 2007 to April 30, 2007), the business of the SUMCO group has concentrated solely on the "high-purity silicon" segment and therefore the segment description by type of business is omitted.

2. Geographic segment information

Corresponding Quarter of Previous Fiscal Year (From February 1, 2006 to April 30, 2006)

(millions of yen)

	Japan	North America	Others	Total	Elimination or corporate	Consolidated
Sales	61,354	16,443	6,318	84,117	△21,966	62,150
Operating expense	44,884	15,850	6,134	66,868	△20,218	46,649
Operating profit (or loss)	16,470	593	184	17,248	△1,748	15,500

Current Quarter (From February 1, 2007 to April 30, 2007)

(millions of yen)

	Japan	North America	Others	Total	Elimination or corporate	Consolidated
Sales	108,217	20,085	15,825	144,127	△33,009	111,118
Operating expense	78,359	17,747	13,260	109,367	△32,599	76,767
Operating profit (or loss)	29,857	2,338	2,564	34,760	△409	34,350

END